Exhibit 21

Merge Healthcare Incorporated
Subsidiaries as of March 11, 2009

Subsidiary	Organized Under the Laws of
Cedara Software Corp.	Ontario, Canada
Cedara Software (Shanghai) Co. Ltd.	China
Cedara Software (USA) Limited	Delaware
Merge Cedara ExchangeCo Limited	Ontario, Canada
Merge eMed, Inc.	Delaware
Merge Healthcare Teleradiology Services (India) Private Limited ..	India
Merge Technologies Holdings Co.	Nova Scotia, Canada